Mail Stop 04-06

      February 23, 2005

Mr. Peter J. Hamilton
President and Chief Executive Officer
Activecore Technologies, Inc.
156 Front Street West, Suite 210
Toronto, Ontario
Canada M5J 2L6

Re:   	Activecore Technologies (formerly IVP Technology Corp.)
      Form 8-K filed February 15, 2005
      File No. 000-30397

Dear Mr. Hamilton:

      We have reviewed your filing and have the following comments.
Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comments are inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.
After reviewing this information, we may or may not raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.


Form 8-K, filed February 15, 2005

1. On February 15, 2005 you filed a Form 8-K under Item 4.01 Changes in Registrant`s Certifying Accountant. The report was dated February
14, 2004 and referred to a letter dated February 9, 2004. Assuming the change occurred in 2005, revise the filing accordingly.

2. Revise the Form to state whether the former accountant resigned, declined to stand for re-election or was dismissed, as required by
Item 304(a)(1)(i) of Regulation S-B. It is not sufficient to state that the Company "terminated" the services. You also disclose that
Weinberg & Company P.A. also terminated its engagement with the Company. Revise your disclosure to specifically identify which "termination" occurred first. If the termination of services was initiated by the Company, consider removing the reference to the termination by Weinberg.

3. Revise to disclose the date which you engaged BDO Dunwoody LLP as your new auditor.

4. Revise to state whether during the registrant`s two most recent fiscal years and the subsequent interim period through the date of resignation, declination or dismissal (i.e. February 9, 2005) there were any disagreements with the former accountant on any matter of accounting principles or practices, financial statement disclosure, or auditing scope or procedure, which disagreement(s), if not resolved to the satisfaction of the former accountant, would have caused it to make reference to the subject matter of the disagreement(s) in connection with its reports. See Item 304(a)(1)(iv) of Regulation S-B.

5. We note that you filed the accountants confirming letter in the Form 8-K filed on February 17, 2005. This letter states that your prior auditors agree with the Form 8-K dated February 14, 2005 except as follows "The report of Weinberg & Company, P.A. on the consolidated financial statements of the Company for the years ended
December 31, 2003 and 2002 contained a modification expressing substantial doubt about the Company`s ability to continue as a going concern." We note that you referred to the fact that the report contained a "going concern note" in your Form 8-K. Supplementally tell us why your previous auditor qualified their confirming letter when this fact was disclosed in your Form 8-K.

6. Additionally, include a letter from the former accountants addressing the revised disclosures in the amendment.

General

	 We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	In connection with responding to our comment, please provide, in writing, a statement from the company acknowledging that:

* The company is responsible for the adequacy and accuracy of the disclosure in the filing;

* Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

* The company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

      In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

      Please file your supplemental response and amendment via EDGAR in response to these comments within 10 days of the date of this letter. Please note that if you require longer than 10 days to respond, you should contact the staff immediately to request additional time. Any questions regarding the above should be directed to me at (202) 942-2894, or in my absence, to Robert Benton at (202) 942-1811.


Sincerely,



Christine Davis
      Staff Accountant

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Activecore Technologies, Inc.
February 23, 2005
Page 3